AVEPOINT, INC.

525 Washington Blvd, Suite 1400

Jersey City, NJ 07310

August 5, 2021	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Jan Woo

            Priscilla Dao

RE:	AvePoint, Inc.

Registration Statement on Form S-1

File No. 333-258109

Acceleration Request

Requested Date:      August 9, 2021

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on August 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem, counsel to the Registrant, at (703) 456-8043, or in her absence, John McKenna at (650) 843-5059.

Very truly yours,

AvePoint, Inc.

/s/ Brian Brown

Brian Brown

Chief Operating Officer, General Counsel and Secretary

cc:	John T. McKenna, Cooley LLP

Katie Kazem, Cooley LLP